SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of February 2006

ECTEL LTD.

(Translation of Registrant`s Name into English)

10 Amal Street

Afek Industrial Park

Rosh Haayin 48092

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]               Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ]                 No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on February 13, 2006 announcing "ECtel receives follow-on business from Vodafone Sweden ".

Such press release is hereby incorporated by reference into the Registrant`s Registration Statement on Form S-8, Registration No. 333-127576.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//_________________________________

Ron Fainaro,
Senior Vice President and

Chief Financial Officer

Dated:  February 14, 2006

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Index to Exhibits

Exhibit No.                 Exhibit

1                                  Press Release issued February 13, 2006

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EXHIBIT 1

ECTEL RECEIVES FOLLOW-ON BUSINESS FROM VODAFONE SWEDEN

ROSH HA`AYIN, ISRAEL - February 13, 2006 - ECtel Ltd. (NASDAQ: ECTX), a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions, today announced that it has secured follow-on business valued at over $0.7 million with Vodafone Sweden.

Vodafone Sweden is the third-largest mobile operator in Sweden, with 1.5 million subscribers. The company is the second-largest provider in the Swedish business market. As a leading mobile provider, Vodafone Sweden provides its subscribers with some of the most advanced services, such as Vodafone Live! Video content, live 3G mobile TV service and a comprehensive sports portfolio of content rights.

ECtel IRM(TM) product-suite, leads the way in providing integrated solutions that minimize revenue leakage across revenue streams. The company`s flagship FraudView(TM) product is the solution for addressing fraud prevention challenges of 3G operators, incorporating extensive hands-on experience gained through working intimately with the world`s most advanced 3G operators. Combined with the support of an expert team, ECtel is a strategic partner for operators launching 3G services and facing unfamiliar risks.

Mr. Eitan Naor, President and CEO of ECtel commented: "We take pride that prominent operators, such as Vodafone Sweden, are choosing ECtel to be their partner in the combat against fraud and revenue leakage. Vodafone Sweden offers its subscribers some of the most advanced GSM, GPRS, and UMTS services. As such, it is taking the most advanced measures to address the evolving challenge of preventing fraud and revenue leakage. Leading operators such as Vodafone Sweden find ECtel`s best-in-class solutions, ongoing innovation, and world-leading expertise an excellent fit to their needs and an exceptional economic benefit."

End-

About ECtel Ltd.

ECtel (NASDAQ: ECTX) is a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers. A pioneering market leader for over 15 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next-generation operators to fully manage their revenue and cost processes. Led by the company`s world-leading fraud management solution FraudView®, the ECtel IRM(TM) product suite features a range of fraud and revenue leakage prevention solutions across networks and operations support systems (OSSs). ECtel has an installed-base of more than 75 customers, including prominent tier-one operators, in over 50 countries world wide. Established in 1990, ECtel maintains offices in the America, Europe and Asia Pacific.

www.ectel.com

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the Company's ability to successfully execute a recovery and growth plan, the Company's ability to successfully execute a Post-Merger-Integration plan, the ability to recognize revenue in future periods as anticipated, the possible slow-down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development of new products, the impact of competitive pricing and offerings, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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Contacts:

ECtel Ltd.	ECtel Ltd.
Ron Fainaro	Danit Hakimian
Senior Vice President and CFO	Investor Relations Coordinator
Tel: +972-3-9002102	Tel: 972-3- 9002113
Fax: +972-3-9002103	Fax: +972-3-9002103
Ronf@ectel.com	Email: Danith@ectel.com

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